Exhibit 99.1
SUZANO S.A.
Publicly Held Company with authorized Capital CNPJ/ME No. 16.404.287/0001-55
NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON AUGUST 6, 2025

1.Data, Horário e Local: On August 6, 2025, at 4 pm, at Suzano S.A. branch (“Company”) located at Av. Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo, through the Company’s videoconference system, a meeting of its Board of Directors (“Board”) was held.

2.Attendance: The following Directors of the Company attended the Meeting, representing their entirety: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo e Walter Schalka. The meeting was also attended by João Alberto de Abreu, Chief Executive Officer, Marcos Moreno Chagas Assumpção, Executive Vice President of Finance and Investor Relations, and Mr. João Vitor Zocca Moreira attended as secretary.

3.Call: The meeting has been timely convened under article 13 of the Company’s Bylaws and clause 6.1 of the Board’s Internal Regulations.

4.Chairman and Secretary: the meeting was chaired by Mr. David Feffer and Mr. João Vitor Zocca Moreira acted as secretary.

5.Agenda: Approval of the Standing Wood Swap Agreement between the Company and
Eldorado Brasil Celulose S.A. (“Swap Agreement”).

6.Minutes in Summary Form: The Directors approved the drawing up of these minutes in summary form unanimously and without reservations.

7.Presentation, discussions on the agenda, and resolutions:

7.1The Directors, with a favourable opinion from the Management and Finance Committee, unanimously and without reservations, approved the execution of the Swap Agreement between the Company and Eldorado, consisting of the swap of 18,000,000 cubic meters of forest assets, which will be made available by the Company as of the closing date of the Swap Agreement and the Company will deliver an equivalent volume of its assets following the harvest of the assets received from Eldorado, according to the contracted schedules. As a result of the Swap Agreement, the Company will be responsible for the restoration and regrowth of the forests received and harvested, and will pay a premium amount equivalent to R$ 1,317,073,170.73 (one billion, three hundred and seventeen million, seventy-three thousand, one hundred and seventy reais and seventy-three centavos). The Company's Vice Presidency was also authorized to execute the applicable instruments and to take all necessary or convenient measures to

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Exhibit 99.1
(Continuation of the Minutes of the Board of Directors’ Meeting of Suzano S.A., held on August 6, 2025)

carry out the resolution. It is clarified that this transaction replaces the one previously evaluated by the Board on April 9, 2025, when a smaller volume than the amount agreed upon on this date was discussed.

8.Closing: There being no further matters to be discussed, the meeting was closed. The Meeting minutes were drawn up, read, and signed in electronic form by all Directors in attendance, and such signatures shall have retroactive effect to the date of the meeting. It is recorded that the documents and submissions that supported the matters discussed in this meeting have been filed with the Governance Portal. Signatures: Directors: David Feffer, Daniel Feffer, Nildemar Secches, Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo and Walter Schalka. I hereby certify that this is a copy of the minutes drawn up in the proper book.
São Paulo, SP, August 6, 2025.

João Vitor Zocca Moreira
Secretary

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